[redacted]

15025921

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 2 5 2015
WASH, D.C.
194

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SEC FILE NUMBER
8-53702

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ITAU BBA USA SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

767 FIFTH AVENUE, 50TH FLOOR
(No. and Street)

NEW YORK	NEW YORK	10153
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAKE SHAEFFER — 212-710-6715
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

300 MADISON AVENUE	NEW YORK	NEW YORK	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JAKE SHAEFFER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ITAU BBA USA SECURITIES, INC., as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RICHARD N. PAGNOTTA
NOTARY PUBLIC, State of New York
No. 01PA6061895
Qualified in Nassau County
Certificate Filed in New York County
Commission Expires July 23, 2017

Notary Public

Signature

CHIEF FINANCIAL OFFICER
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Itau BBA USA Securities, Inc.
Index
December 31, 2014

pwc

Report of Independent Registered Public Accounting Firm

To Management of Itau BBA USA Securities, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Itau BBA USA Securities, Inc. (the "Company") at December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit. We conducted our audit of this statement of financial condition in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 23, 2015

Itau BBA USA Securities, Inc.
Statement of Financial Condition
December 31, 2014

Assets	
Cash and cash equivalents	$ 158,577,961
Collateralized Agreements:	
Securities borrowed	911,470,778
Securities received as collateral	1,315,463,629
Receivables from affiliates	25,236,651
Receivable from broker-dealers and clearing organizations	28,645,765
Fixed assets and leasehold improvements, at cost, net of accumulated depreciation and amortization of $6,756,304	5,317,366
Tax receivable	5,416,091
Deferred tax assets	8,431,305
Other assets	2,829,127
Total assets	$ 2,461,388,673
Liabilities and Stockholder's Equity	
Liabilities	
Collateralized Agreements:	
Securities loaned	$ 237,173,327
Securities sold under agreements to repurchase	413,000,000
Payable to broker-dealers and clearing organizations	4,439,113
Payables to affiliates	4,526,365
Obligation to return securities received as collateral	1,315,463,629
Accounts payable and accrued expenses	20,964,502
Deferred rent	6,772,207
Total liabilities	2,002,339,143
Commitments and Contingencies (Note 9)	
Stockholder's Equity	
Common stock - $0.01 par value, 10,000 shares authorized, issued and outstanding	100
Additional paid-in capital	431,627,939
Retained earnings	27,421,491
Total stockholder's equity	459,049,530
Total liabilities and stockholder's equity	$ 2,461,388,673

The accompanying notes are an integral part of the statement of financial condition

1. Organization and Description of the Business

Itau BBA USA Securities, Inc. (the "Company"), a Delaware corporation, is wholly owned by Itau USA, Inc., (the "Parent"). The ultimate parent entity is Itau Unibanco Holding S.A. ("Itau Unibanco"), a publicly owned Brazilian banking corporation. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA"). In addition, the Company is registered as an introducing broker with the Commodity Futures Trading Commission ("CFTC"). The Company has not yet commenced offering futures transactions to customers.

The Company's business activities include investment banking, institutional sales, prime brokerage, trading, and investment advisory services with respect to U.S. and international securities. The Company clears its U.S. transactions through a third-party clearing broker. International transactions are cleared through affiliates and another third party broker-dealer.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company defines cash equivalents as short-term interest bearing investments with maturities at the time of purchase of three months or less. Cash on deposit with financial institutions may, at times, exceed Federal insurance limits.

Depreciation and Amortization
Fixed assets are depreciated on a straight-line basis over their estimated useful lives of three to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of the economic useful life of the improvement or the term of the lease.

Revenue Recognition
Commissions revenue earned from customer equity transactions are recorded gross of related brokerage, clearing and exchange fees.

Underwriting income includes gains, losses and fees arising from securities offerings in which the Company acts as an underwriter or agent. Underwriting fees are recorded when earned.

Research fees are determined based on the type and volume of research provided to each customer. The Company recognizes research fees as revenue when they are earned; specifically, when services are provided, there is clear proof that an arrangement exists, amounts are fixed or can be determined and collectability is reasonable assured.

Securities trading gains and losses, recorded net, are associated with the activities of facilitating the execution of securities transactions.

All revenues from securities transactions, including commission revenue, fee income from affiliates and related expenses are recorded on trade date.

Credit Risk Profile
The Company has exposure to credit risk principally due to its collateralized securities financing business, which involves securities lending and borrowing ("SLABs"), as well as repurchase and reverse repurchase agreement ("repo") transactions. Repos and SLABs are economically similar products which are a form of collateralized lending and may result in direct credit risk exposure to the counterparty as well and indirect credit risk exposure to the issuers of securities received as collateral. All repo and SLAB transactions are marked-to-market daily with appropriate receipt/payment/cash settlement based on the change in contract versus market value, therefore significantly mitigating credit risk, compared to non-collateralized transactions. The Company's methodology for calculating credit risk exposure takes into account both the current exposure, i.e. existing mismatches between assets given or received, as well as potential future exposure due to the possibility of variations in the marked-to-market value of collateral received.

Concentrations of Credit Risk
The Company measures exposure to credit risk associated with its activities on an individual counterparty basis and also regularly monitors concentrations and trends in the portfolio. Credit limits are regularly reviewed in light of changing counterparty and market conditions and are monitored daily. The Company has also established concentration limits on the types and credit quality of assets it accepts as collateral, in order to limit undue concentrations in an event of default.

Concentrations of Risk to the U.S. Government and its Agencies
At December 31, 2014, the Company had no exposure to the U.S. Government and its agencies. Typically, the Company may have indirect exposure to the U.S. government and its agencies from maintaining securities issued by the U.S. government and agencies as collateral for SLAB or repo transactions.

Industry Concentration Risk
The Company's significant industry credit concentration is with financial institutions, including broker-dealers affiliated with banks as well as independent broker-dealers. This concentration arises in the normal course of the Company's financing activities.

Estimated Fair Value of Financial Instruments
The Company values its financial instruments using hierarchy of fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value.

The fair value hierarchy can be summarized as follows:

- Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail significant degree of judgment.

- Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement

Changes in fair value are recognized in earnings each period for financial instruments that are carried at fair value.

The type of instruments that trade in markets that are valued using quoted market prices in active markets are generally classified within Level 1 of the fair value hierarchy.

The types of instruments that trade in markets that are not considered to be active but are valued based on quoted market prices broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency are generally classified within Level 2 of the fair value hierarchy.

Certain instruments are classified within Level 3 of the fair value hierarchy because they trade infrequently and therefore have little or no price transparency. For those instruments that are not traded in active markets or are subject to transfer restrictions valuations are adjusted to reflect illiquidity and/or non-transferability and such adjustments are generally based on available market evidence In the absence of such evidence managements best estimate is used.

As of December 31, 2014, the Company did not hold any financial instruments that met the definition of Level 3 and there was no transfer between levels during the year then ended.

Collateralized Agreements
Transactions involving securities purchased under agreement to resell or securities sold under agreements to repurchase are accounted for as collateralized agreements or financings except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with fair value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. Reverse repos and repos are carried at fair value. Interest on such contract amounts is accrued and is included in the statement of financial condition in receivables from and payables to broker-dealers and clearing organizations.

Securities borrowed and securities loaned transactions are generally reported as collateralized financings, except where other securities are used as collateral. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned daily, with additional collateral obtained or refunded as necessary. Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received adjusted for additional collateral obtained or received. Interest on such transactions is accrued and is included in the statement of financial condition in receivables from and payables to broker-dealers and clearing organizations.

Income Taxes
Deferred tax assets and liabilities are recorded based on temporary differences between the reporting of income and expenses for financial and tax purposes.

Valuation allowances are established for deferred tax assets when it is deemed more likely than not that such assets will not be realized. The Company evaluates the potential need for a valuation allowance on its deferred tax assets each year. In accordance with ASC 740, the Company looks to the availability of carryback claims, the reversal of deferred tax liabilities, tax planning strategies, and future projections of income in assessing whether a valuation allowance is necessary.

The Company files and is included as part of a federal consolidated tax return with its Parent. The Company files separate state and local tax returns. As a result of filing a federal consolidated tax return, in allocating federal current and deferred taxes, it is the policy of the Company and its Parent to take a benefit for loss approach.

Stock-Based Compensation
Stock-based compensation is measured based on the grant date fair value of the awards. These costs are amortized over the requisite service period, which is typically the vesting period. The fair value of employee share options and similar instruments is estimated using option pricing models. All stock based compensation plans established are by Itau Unibanco and corresponds to awards that will be settled in shares of Itau Unibanco.

Use of Estimates
The preparation of statement of financial condition in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Foreign Currency Translation
Assets and liabilities denominated in non- U.S. currencies are translated at rates of exchange prevailing on the date of the statement of financial condition. The Company's functional and reporting currency is the U.S. Dollar.

New Accounting Pronouncements
Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures
In June 2014, the FASB issued an accounting update requiring repurchase-to-maturity transactions be accounted for as secured borrowings consistent with the accounting for other repurchase agreements. This accounting update also requires separate accounting for a transfer of a financial asset executed contemporaneously with a repurchase agreement with the same counterparty (a repurchase financing), which will result in secured borrowing accounting for the repurchase agreement. This guidance is effective for the Company beginning January 1, 2015 and is not expected to have a material impact on the Company's statement of financial condition.

Revenue from Contracts with Customers
In May 2014, the FASB issued an accounting update to clarify the principles of revenue recognition, to develop a common revenue recognition standard across all industries for U.S. GAAP and International Financial Reporting Standards and to provide enhanced disclosures for

users of the statement of financial condition. The core principle of this guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This guidance is effective for the Company beginning January 1, 2017. The Company is presently evaluating this standard and at this time it does not expect this guidance to have a material impact on the Company's statement of financial condition.

3. Fixed Assets and Leasehold Improvements

A summary of the components of fixed assets and leasehold improvements at December 31, 2014 is as follows:

Leasehold improvements	$ 8,211,066
Equipment	3,361,616
Software	162,768
Furniture and fixtures	338,220
	12,073,670
Accumulated depreciation and amortization	(6,756,304)
	$ 5,317,366

4. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) and CFTC Regulation 1.17 each of which requires the maintenance of minimum net capital.

The Company has elected to use the alternative method, permitted by SEC Rule 15c3-1, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items, computed in accordance to the customer protection rule (SEC Rule 15c3-3). CFTC rules require a $45,000 net capital minimum. At December 31, 2014, the Company had net capital of $404,281,537, which was $404,031,537 in excess of the minimum net capital required by SEC Rule 15c3-1.

The Company has performed the computations of its reserve requirement in accordance with the customer reserve computation set forth under SEC Rule 15c3-3 (Customer Protection). At December 31, 2014, the amount required to be held on deposit in "Reserve Bank Account(s)" was $0.

5. Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2014, consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive, brokers	$ 2,573,997	$ 2,699,778
Securities failed-to-deliver/receive, customers	598,314	472,533
Broker-Dealers and clearing organizations	24,691,498	1,080,320
Interest receivable/payable	781,956	186,482
Total	$ 28,645,765	$ 4,439,113

The Company clears all transactions with and for customers through its foreign affiliates or U.S. clearing broker. The Company clears certain of its customer transactions through another broker-dealer on a fully disclosed basis.

6. Collateralized Agreements and Financings

Collateralized agreements are securities purchased under agreements to resell (resale agreements) and securities borrowed. Collateralized financings are securities sold under agreements to repurchase (repurchase agreements) and securities loaned. The Company enters into these transactions in order to, among other things, facilitate client activities, invest excess cash, and finance certain Company activities.

Collateralized agreements and financings are presented on a net-by-counterparty basis when a legal right of setoff exists.

Offsetting Arrangements

The table below presents the gross and net resale and repurchase agreements and securities borrowed and loaned transactions, and the related amount of netting with the same counterparty under enforceable netting agreements (i.e., counterparty netting) included in the statement of financial condition. All of the gross contract values of these arrangements are subject to enforceable netting agreements. The table below also presents the amounts not offset in the statement of financial condition including counterparty netting that does not meet the criteria for netting under U.S. GAAP and the fair value of cash or securities collateral received or posted subject to enforceable credit support agreements.

	As of December 2014			
	Assets		Liabilities	
	Securities borrowed	Securities purchased under agreements to resell	Securities loaned	Securities sold under agreements to repurchase
Amounts included in the statement of financial condition				
Gross contract value	$ 911,470,778	$ -	$ 237,173,327	$ 413,000,000
Counterparty netting	-	-	-	-
Total	911,470,778	-	237,173,327	413,000,000
Amounts that have not been offset in the statement of financial condition				
Counterparty netting	(200,002,327)	-	(200,002,327)	-
Collateral	(690,929,207)	-	(35,496,790)	(410,035,539)
Total	$ 20,539,244	$ -	$ 1,674,210	$ 2,964,461

In addition to the cash-collateral transactions listed in the offsetting arrangement table above, the Company also has non-cash collateralized transactions arrangements. As of December 31, 2014 the Company had $928,600,744 of non-cash borrows and $1,307,557,494 of non-cash loans pursuant to such non-cash collateral arrangements. Securities received as collateral in connection with these transactions are disclosed below in the Securities Borrowed and Loaned Transactions section.

Resale and Repurchase Agreements

A resale agreement is a transaction in which the Company purchases financial instruments from a seller, typically in exchange for cash, and simultaneously enters into an agreement to resell the same or substantially the same financial instruments to the seller at a stated price plus accrued interest at a future date.

A repurchase agreement is a transaction in which the Company sells financial instruments to a buyer, typically in exchange for cash, and simultaneously enters into an agreement to repurchase the same or substantially the same financial instruments from the buyer at a stated price plus accrued interest at a future date.

The financial instruments purchased or sold in resale and repurchase agreements primarily include U.S. government and federal agencies.

The Company receives financial instruments purchased under resale agreements, makes delivery of financial instruments sold under repurchase agreements, monitors the market value of these financial instruments on a daily basis, and delivers or obtains additional collateral due to changes in the market value of the financial instruments, as appropriate. For resale agreements, the Company typically requires delivery of collateral with a fair value approximately equal to the contract value of the relevant assets in the statement of financial condition.

Even though repurchase and resale agreements involve the legal transfer of title of financial instruments, they are accounted for as financing arrangements because they require the financial instruments to be repurchased or resold when the transaction reaches its agreed upon end date.

Securities Borrowed and Loaned Transactions

In a securities borrowed transaction, the Company borrows securities from a counterparty in exchange for cash or securities. When the Company returns the securities, the counterparty returns the cash or securities. Interest is generally paid periodically over the life of the transaction., Interest on these transactions is referred to as rebates on securities borrowed transactions.

In a securities loaned transaction, the Company lends securities to a counterparty typically in exchange for cash or securities. When the counterparty returns the securities, the Company returns the cash or securities posted as collateral. Interest is generally paid periodically over the life of the transaction. Interest on these transactions is referred to as rebates for securities loaned transactions.

The Company receives securities borrowed, makes delivery of securities loaned, monitors the market value of these securities on a daily basis, and delivers or obtains additional collateral due to changes in the market value of the securities, as appropriate. As these arrangements generally can be terminated on demand, they exhibit little, if any, sensitivity to changes in interest rates. Therefore, the contract value of such arrangements approximates fair value. While these arrangements are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S.GAAP. Had these arrangements been included in the Company's fair value hierarchy, they would have been classified in level 2 as of December 31, 2014.

The Company receives securities as collateral in connection with certain securities for securities transactions in which the Company is the lender. In transactions where the Company acts as the lender in a securities lending agreement and receives securities that can be pledged or sold as collateral, it recognizes an asset on the statement of financial condition carried at fair value, representing the securities received (Securities received as collateral), and a liability, representing the obligation to return those securities (Obligations to return securities received as collateral). At December 31, 2014, $1,315,463,629, was reported as *Securities received as collateral* and an *Obligation to return securities received as collateral* in the statement of financial condition.

7. Income Taxes

The Company's results of operations are included in a U.S. federal tax return that is filed on a consolidated basis with the Parent. The Company computes its provision for income taxes on a separate company basis. The Company also files, on a separate return basis, various state returns.

The components of the deferred tax assets are as follows:

Deferred tax assets:	
Deferred rent	$ 1,101,480
Deferred compensation	8,149,610
Depreciation & amortization	(819,785)
Net deferred tax asset	**$ 8,431,305**

Management has evaluated the realizability of the deferred tax asset and has concluded that it is more likely than not that the deferred tax asset will be realized. Therefore no valuation allowance has been recorded at December 31, 2014.

In the accompanying statement of financial condition, within its accounts payable and accrued expenses line items, the Company has an unrecognized tax benefit of $1,286,660 arising from uncertain filing positions. The tax liability related to the uncertain filing position will be reduced in the coming years as it is due to a timing difference which will reverse. Liabilities for interest and penalties, if any, are included as accounts payable and accrued expenses in the statement of financial condition. As of December 31, 2014, the Company did not record any interest or penalties relating to the uncertain filing position.

In determining whether the Company has an uncertain tax position, the Company applies the principles of ASC 740-10 *Accounting for Uncertainty in Income Taxes*. Accordingly, the Company applies the recognition and measurement approach in determining whether any liabilities should be established for its uncertain tax positions.

The Company's federal, New York City, Connecticut, California, and Massachusetts 2011 - 2013 tax returns are open to examination by the taxing authorities of each respective jurisdiction. The Company's 2011 and 2012 federal tax returns are currently under audit.

8. Employee Benefit Plans

The Company sponsors a defined contribution 401(k) plan ("the Plan") in which substantially all employees are eligible to participate. Under the terms of the Plan, the Company is required to make contributions to the Plan equal to 100% of the contributions made by each Company participant, up to certain limits.

Deferral Bonus Program

The Company's ultimate parent, Itau-Unibanco, operates a cash bonus deferral program. Under the program a portion of an individual's bonus over a certain threshold amount is deferred and vests over a 3 year period. Deferred amounts accrue interest at Libor and will be paid in three annual equal payments. An individual with a deferral must be an employee of the Company on vesting date to receive payment. Total deferred bonus as of December 31, 2014 under this program was $9,715,511. This amount represents future commitments that will be expensed when vested and are not included in the December 31, 2014 statement of financial condition.

The Company has entered into employment contracts with certain of its employees. These contracts commit to make certain payments to the employee, generally over a 3 year period, as long as they do not resign or are terminated for cause. The total unvested obligation under these commitments at December 31, 2014 was $3,141,073. This amount represents future commitments that will be expensed when vested and are not included in the December 31, 2014 statement of financial condition.

In addition, the Company has commitments connected to severance payment to employees terminated during the year ended December 31, 2014. The total unvested obligation as of December 31, 2014 under these commitments was $553,170. This amount represents future commitments that will be expensed when vesting periods as noted in the employees' termination

agreements are reached, and are not included in the December 31, 2014 statement of financial condition.

Restricted Stock Unit Program

Certain employees of the Company are eligible to participate in Itau Unibanco's stock option and award plans (the "Stock Plans"). The purpose of the Stock Plans is to provide long-term incentive compensation, in the form of Itau Unibanco's stock related awards, to employees of the Company.

Eligible employees are allowed to invest a percentage of their deferred bonus to acquire shares of Itau Unibanco. Title to the shares acquired vest over 5 years. Upon elections to acquire such shares, Restricted Awards are granted in accordance with the classification of the employee. The Restricted Awards convert into shares of Itau Unibanco Holding with no payment in cash upon vesting date.

The Company measures compensation cost related to restricted awards based on the market value of Itau Unibanco's common stock at the date of grant and amortizes that expense over the vesting period which is expected to be equal to the associated employment period.

The following table summarizes the restricted stock activity during 2014:

	Awards	Weighted Average Fair Value
Outstanding at the beginning of the year	112,586	$ 15.06
Granted	-	-
Vested	(14,791)	13.07
Forfeited	-	-
Outstanding at the end of the year	97,795	$ 13.62

Phantom Share-linked Instruments Program

Certain employees are entitled to invest a percentage of their bonus to acquire phantom share instruments linked to shares of Itau Unibanco Holding (Share-Linked instrument). Title to these share-linked instrument acquired vest 50% over 3 years and the remaining 50% over the succeeding 5 years. Once the vesting periods are completed, the share-linked instrument acquired will only become available after 5 years and 8 years of the investment. Employees may also elect to invest a percentage of their deferred bonus to acquire share-linked instruments. With respect to the share-linked instruments acquired, 1/3 shall have a vesting period of 1 year, 1/3 shall have a vesting period of 2 years and 1/3 shall have a vesting period of 3 years, in all events calculated from the date of acquisition. When employees are terminated or choose to retire they forfeit the unvested portion.

The Company measures compensation cost related to the share-linked instruments by calculating the marked-to-market value of the granted shares based on the closing price of Itau Unibanco Holding's preferred shares at the year ended December 31, 2014 and amortizes that expense over the vesting period.

	Awards	Weighted Average Fair Value
Outstanding at the beginning of the year	188,108	$ 15.06
Granted	138,909	14.91
Vested	(66,589)	15.33
Forfeited	-	-
Outstanding at the end of the year	260,428	$ 15.28

9. Commitments and Contingencies

The Company leases office space under non-cancelable operating leases with third parties. The office space lease agreement, in addition to base rent, is subject to escalation based on certain costs incurred by the landlord.

Minimum future lease commitments under non-cancelable leases at December 31, 2014 are as follows:

Year	Amount
2015	$ 4,934,547
2016	6,669,364
2017	6,669,364
2018	6,669,364
2019	6,709,109
Thereafter	79,274,447

The Company has an uncollateralized stand-by letter of credit issued by a third party bank on deposit with the landlord of $3,364,634.

The Company has month-to-month sub-lease arrangements with several affiliates.

10. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company is involved in the execution and settlement of various securities transactions. The Company introduces all of its customer domestic transactions to a third-party clearing broker and all of its customer international transactions to affiliates, which are not reflected in the statement of financial condition, and who clear such transactions on a "fully disclosed" basis. The clearing broker may charge the Company for introduced client nonperformance, pursuant to the terms of these agreements. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2014, the Company has recorded no liabilities with regard to the right

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

Collateral Received and pledged

The Company receives cash and securities (e.g., U.S. government and federal agency, other sovereign and corporate obligations, as well as equities) as collateral, primarily in connection with resale agreements, securities borrowed transactions and securities received as collateral. The Company obtains cash and securities as collateral on an upfront or contingent basis for collateralized agreements to reduce its credit exposure to individual counterparties.

In many cases, the Company is permitted to deliver or repledge these financial instruments received as collateral when entering into repurchase agreements and securities lending agreements, primarily in connection with secured client financing activities.

The table below presents financial instruments at fair value received as collateral that were available to be delivered or repledged and were delivered or repledged by the Company.

	As of December 31, 2014
Collateral available to be delivered or repledged	$ 3,172,125,059
Collateral that was delivered or repledged	2,882,009,867

11. Related Party Transactions

The Company enters into certain transactions and service arrangements with affiliates, some of which are subject to service level agreements. All of these affiliates, which include offshore broker-dealers and banking institutions, are all beneficially owned by the ultimate parent Itau Unibanco. In addition the Company executes, clears, and custodies certain of its securities transactions with affiliates. The Company at times is also referred underwriting transactions from the ultimate parent Itau Unibanco. Some of these transactions are denominated in foreign currencies.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2014:

Assets	
Receivable from clearing affiliates	$ 17,366,626
Receivable from broker-dealers, and financial institutions	3,900,023
Receivable from affiliates	3,970,002
Total assets	**25,236,651**
Liabilities	
Payable to broker-dealers, and financial institutions	1,785,143
Securities sold under agreements to repurchase	413,000,000
Payable to affiliates	2,741,222
Total liabilities	**$ 417,526,365**

12. Fair Value of Financial Instruments

ASC 825, Financial Instruments requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. Management estimates that the fair value of the financial instruments recognized on the statement of financial condition (including receivables, payables and accrued expenses) approximates the carrying value as such financial instruments are short-term in nature. These assets would be considered Level 2 in the fair value hierarchy.

13. Legal Proceedings

The Company is involved in two lawsuits concerning matters arising in connection with the conduct of the Company's businesses. These proceedings are in early stages and these cases seek an indeterminate amount of damages. With respect to the proceedings, management is generally unable to estimate a range of reasonably possible loss for matters, including where (i) actual or potential plaintiffs have not claimed an amount of money damages, (ii) the matters are in early stages, (iii) there is uncertainty as to the likelihood of class being certified or the ultimate size of the class, (iv) there is uncertainty as to the outcome of pending appeals or motions, (v) there are significant factual issues to be resolved, and/or (vi) there are novel legal issues presented.

Management does not believe based on currently available information that the outcomes of any matters will have material adverse effect on the Company's statement of financial condition.

14. Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through March 23, 2015. Based on this evaluation, the Company has determined that no subsequent events have occurred, which require recognition or disclosure in the statement of financial condition.